Filed by Ocean Shore Holding Co.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Ocean Shore Holding Co.

Commission File No.: 000-51000

For Immediate Release

Contact:	Steven E. Brady, President and CEO
(609) 399-0012

Ocean Shore Holding, Inc.

to Commence Second-Step Conversion and Stock Offering

November 13, 2008, Ocean City, NJ – Ocean Shore Holding Co. (the “Company”) (Nasdaq: OSHC), holding company for Ocean City Home Bank, announced today that the Company has received conditional approval from the Office of Thrift Supervision to reorganize from the two-tier mutual holding company structure to the stock holding company structure and commence a “second-step” stock offering of new shares of common stock. The Company also announced that the registration statement relating to the sale of common stock by the new holding company for Ocean City Home Bank – a newly formed New Jersey corporation also named Ocean Shore Holding Co. – has been declared effective by the Securities and Exchange Commission.

New Ocean Shore Holding is offering for sale between 4,037,500 and 5,462,500 shares of common stock at a purchase price of $9.00 per share. The shares of common stock to be offered by new Ocean Shore Holding represent the approximately 57.2% of Ocean Shore Holding’s common stock that is currently owned by OC Financial MHC. The shares will be offered in a subscription offering first to depositors of Ocean City Home Bank with a qualifying deposit as of June 30, 2007, second to the Bank’s tax-qualified employee benefit plans, third to depositors of the Bank with a qualifying deposit as of September 30, 2008 and finally to depositors of the Bank as of November 10, 2008 and borrowers of the Bank as of April 22, 1998 whose loans continue to be outstanding as of November 10, 2008. Concurrently with the subscription offering, new Ocean Shore Holding is offering any shares of common stock that are not subscribed for in the subscription offering to members of the general public in a direct community offering, with preference given first to persons residing in Atlantic and Cape May counties, New Jersey, and then to shareholders of the Company as of November 10, 2008.

Ocean City Home Bank will establish a Conversion Center, which will open on November 25, 2008. Offering materials are available by contacting the Conversion Center at (866) 338-2649. Hours of operation will be from 10:00 a.m. to 4:00 p.m., Monday through Friday. The Conversion Center will close at noon on Wednesday, November 26, and will reopen at noon on Monday, December 1, in observance of the Thanksgiving holiday. The subscription and direct community offerings are currently scheduled to expire at noon on Monday, December 22, 2008.

At the conclusion of the conversion and offering, shareholders of Ocean Shore Holding other than OC Financial MHC will receive shares of common stock of new Ocean Shore Holding pursuant to an “exchange ratio” designed to preserve their aggregate percentage ownership interest. The exchange ratio will depend on the number of shares sold in the offering and will range from 0.8480 shares at the minimum of the offering range to 1.1473 shares at the maximum of the offering range. OC Financial MHC will be merged with and into Ocean City Home Bank as part of the reorganization and its shares in the Company will be retired. At the conclusion of the conversion and offering, new Ocean Shore Holding will be 100% owned by public shareholders.

The second-step conversion must be approved by a majority of the depositor votes eligible to be cast at a special meeting of depositors, to be held on January 8, 2009. Depositors of Ocean City Home Bank as of the close of business on November 10, 2008 will be entitled to vote at the special meeting. Offering and proxy materials will be mailed to depositors of Ocean City Home Bank on or about November 24, 2008.

Holders of at least two thirds of the outstanding shares of common stock of Ocean Shore Holding and holders of the majority of the outstanding shares of the common stock of Ocean Shore Holding other than the shares held by OC Financial MHC as of November 10, 2008 must also approve the second-step conversion at a special meeting of shareholders, also to be held on January 8, 2009. Proxy materials will be mailed to shareholders of Ocean Shore Holding on or about November 24, 2008.

Completion of the conversion and offering is subject to, among other things, the receipt of final regulatory approvals.

Sandler O’Neill & Partners, L.P. is assisting new Ocean Shore Holding in selling its common stock in the offering on a best efforts basis.

Ocean Shore Holding Co. is the holding company for Ocean City Home Bank, a federal savings bank headquartered in Ocean City, New Jersey. Ocean City Home Bank operates a total of nine full-service banking offices in eastern New Jersey.

This press release contains certain forward-looking statements about the conversion and offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which Ocean Shore Holding and Ocean City Home Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

New Ocean Shore Holding has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of Ocean Shore Holding are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the SEC by new Ocean Shore Holding free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by new Ocean Shore Holding are available free of charge from the Corporate Secretary of Ocean Shore Holding at 1001 Asbury Avenue, Ocean City, New Jersey 08226, telephone (609) 399-0012. The directors, executive officers, and certain other members of management and employees of Ocean Shore Holding are participants in the solicitation of proxies in favor of the conversion from the shareholders of Ocean Shore Holding. Information about the directors and executive officers of Ocean Shore Holding is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of new Ocean Shore Holding are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

3